                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 4)*

                    Under the Securities Exchange Act of 1934

                               Neighborcare, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64015Y104
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                           Patrick H. Daugherty, Esq.
                        Highland Capital Management, L.P.
                               Two Galleria Tower
                           13455 Noel Road, Suite 1300
                               Dallas, Texas 75240
                                 (972) 628-4100
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                January 23, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No.  64015Y104                                                Page 2 of 13
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Highland Capital Management, L.P., a Delaware limited partnership 75-2716725
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

           WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

           N/A
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
   NUMBER OF
   SHARES                            100,848
                           -----------------------------------------------------

   BENEFICIALLY            8      SHARED VOTING POWER
   OWNED BY
                                     0
                           -----------------------------------------------------

   EACH                    9      SOLE DISPOSITIVE POWER
   REPORTING
                                     100,848
                           -----------------------------------------------------

   PERSON                  10     SHARED DISPOSITIVE POWER
   WITH
                                     0
--------------------------------------------------------------------------------
     11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       5,180,342
--------------------------------------------------------------------------------
     12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES   [ ]

                                       N/A
--------------------------------------------------------------------------------
     13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       11.8% (1)
--------------------------------------------------------------------------------
     14           TYPE OF REPORTING PERSON

                                       IA/PN
--------------------------------------------------------------------------------

(1) Based on 43,672,853 shares of Common Stock outstanding as of May 11, 2004 (according to information obtained from the Issuer's Quarterly Report on Form 10-Q for its quarterly period ended March 31, 2004).

--------------------------------------------------------------------------------
CUSIP No.  64015Y104                                                Page 3 of 13
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Highland Crusader Offshore Partners, L.P., a Bermuda limited partnership
           98-0346514
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

           WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

           N/A
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Bermuda
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
   NUMBER OF
   SHARES                            2,235,004
                           -----------------------------------------------------

   BENEFICIALLY            8      SHARED VOTING POWER
   OWNED BY
                                     0
                           -----------------------------------------------------

   EACH                    9      SOLE DISPOSITIVE POWER
   REPORTING
                                     2,235,004
                           -----------------------------------------------------

   PERSON                  10     SHARED DISPOSITIVE POWER
   WITH
                                     0
--------------------------------------------------------------------------------
     11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       5,180,342
--------------------------------------------------------------------------------
     12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES   [ ]

                                       N/A
--------------------------------------------------------------------------------
     13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       11.8% (1)
--------------------------------------------------------------------------------
     14           TYPE OF REPORTING PERSON

                                       PN
--------------------------------------------------------------------------------

(1) Based on 43,672,853 shares of Common Stock outstanding as of May 11, 2004 (according to information obtained from the Issuer's Quarterly Report on Form 10-Q for its quarterly period ended March 31, 2004).

--------------------------------------------------------------------------------
CUSIP No.  64015Y104                                                Page 4 of 13
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prospect Street High Income Portfolio, Inc., a Maryland corporation 04-3028343
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

           WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

           N/A
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Maryland
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
   NUMBER OF
   SHARES                            264,656
                           -----------------------------------------------------

   BENEFICIALLY            8      SHARED VOTING POWER
   OWNED BY
                                     0
                           -----------------------------------------------------

   EACH                    9      SOLE DISPOSITIVE POWER
   REPORTING
                                     264,656
                           -----------------------------------------------------

   PERSON                  10     SHARED DISPOSITIVE POWER
   WITH
                                     0
--------------------------------------------------------------------------------
     11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       5,180,342
--------------------------------------------------------------------------------
     12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES   [ ]

                                       N/A
--------------------------------------------------------------------------------
     13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       11.8% (1)
--------------------------------------------------------------------------------
     14           TYPE OF REPORTING PERSON

                                       IV/CO
--------------------------------------------------------------------------------

(1) Based on 43,672,853 shares of Common Stock outstanding as of May 11, 2004 (according to information obtained from the Issuer's Quarterly Report on Form 10-Q for its quarterly period ended March 31, 2004).

--------------------------------------------------------------------------------
CUSIP No.  64015Y104                                                Page 5 of 13
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           PCMG Trading Partners XXIII, L.P., a Delaware limited partnership 56-21575855
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

           WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

           N/A
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
   NUMBER OF
   SHARES                            41,100
                           -----------------------------------------------------

   BENEFICIALLY            8      SHARED VOTING POWER
   OWNED BY
                                     0
                           -----------------------------------------------------

   EACH                    9      SOLE DISPOSITIVE POWER
   REPORTING
                                     41,100
                           -----------------------------------------------------

   PERSON                  10     SHARED DISPOSITIVE POWER
   WITH
                                     0
--------------------------------------------------------------------------------
     11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       5,180,342
--------------------------------------------------------------------------------
     12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES   [ ]

                                       N/A
--------------------------------------------------------------------------------
     13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       11.8% (1)
--------------------------------------------------------------------------------
     14           TYPE OF REPORTING PERSON

                                       PN
--------------------------------------------------------------------------------

(1) Based on 43,672,853 shares of Common Stock outstanding as of May 11, 2004 (according to information obtained from the Issuer's Quarterly Report on Form 10-Q for its quarterly period ended March 31, 2004).

--------------------------------------------------------------------------------
CUSIP No.  64015Y104                                                Page 6 of 13
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Highland Equity Focus Fund, L.P., a Delaware limited partnership 46-0491961
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

           WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

           N/A
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
   NUMBER OF
   SHARES                            2,440,434
                           -----------------------------------------------------

   BENEFICIALLY            8      SHARED VOTING POWER
   OWNED BY
                                     0
                           -----------------------------------------------------

   EACH                    9      SOLE DISPOSITIVE POWER
   REPORTING
                                     2,440,434
                           -----------------------------------------------------

   PERSON                  10     SHARED DISPOSITIVE POWER
   WITH
                                     0
--------------------------------------------------------------------------------
     11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       5,180,342
--------------------------------------------------------------------------------
     12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES   [ ]

                                       N/A
--------------------------------------------------------------------------------
     13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       11.8% (1)
--------------------------------------------------------------------------------
     14           TYPE OF REPORTING PERSON

                                       PN
--------------------------------------------------------------------------------

(1) Based on 43,672,853 shares of Common Stock outstanding as of May 11, 2004 (according to information obtained from the Issuer's Quarterly Report on Form 10-Q for its quarterly period ended March 31, 2004).

--------------------------------------------------------------------------------
CUSIP No.  64015Y104                                                Page 7 of 13
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           James Dondero

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

           PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

           N/A
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
   NUMBER OF
   SHARES                            5,180,342
                           -----------------------------------------------------

   BENEFICIALLY            8      SHARED VOTING POWER
   OWNED BY
                                     0
                           -----------------------------------------------------

   EACH                    9      SOLE DISPOSITIVE POWER
   REPORTING
                                     5,180,342
                           -----------------------------------------------------

   PERSON                  10     SHARED DISPOSITIVE POWER
   WITH
                                     0
--------------------------------------------------------------------------------
     11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       5,180,342
--------------------------------------------------------------------------------
     12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES   [ ]

                                       N/A
--------------------------------------------------------------------------------
     13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       11.8% (1)
--------------------------------------------------------------------------------
     14           TYPE OF REPORTING PERSON

                                       IN
--------------------------------------------------------------------------------

(1) Based on 43,672,853 shares of Common Stock outstanding as of May 11, 2004 (according to information obtained from the Issuer's Quarterly Report on Form 10-Q for its quarterly period ended March 31, 2004).

         This Amendment No. 4 to Schedule 13D amends and supplements the
Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 22, 2002, as amended by Amendment No. 1 to the
Schedule 13D filed with the Commission on April 8, 2002, Amendment No. 2 to the
Schedule 13D filed with the Commission on January 8, 2004, and Amendment No. 3 to the Schedule 13D filed with the Commission on January 29, 2004, to correct certain inadvertent errors contained in Amendment No. 3 to the Schedule 13D as well as to provide certain other information. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Commission.

ITEM 1. SECURITY AND ISSUER.

         Item 1 is hereby amended and restated in its entirety as follows:

         This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.02 per share ("Common Stock"), of Neighborcare, Inc., a Pennsylvania corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 601 East Pratt Street, Baltimore, Maryland 21202.

ITEM 2. IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and restated in its entirety as follows:

         (a) The names of the persons filing this Statement (the "Filing Persons") are Highland Capital Management, L.P., a Delaware limited partnership ("Highland Capital"), Highland Crusader Offshore Partners, L.P., a Bermuda limited partnership ("Crusader"), Prospect Street High Income Portfolio, Inc., a Maryland corporation and a closed end mutual fund registered under the Investment Company Act of 1940 ("Prospect"), PCMG Trading Partners XXIII, L.P., a Delaware limited partnership ("PCMG"), Highland Equity Focus Fund, L.P., a Delaware limited partnership ("Equity Focus Fund"), and James Dondero, an individual residing in the State of Texas.

         (b) The principal business address of each of the Filing Persons is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240.

         (c) This Statement is filed on behalf of a group consisting of Highland Capital, Crusader, Prospect, PCMG, Equity Focus Fund and Mr. Dondero. The general partner of Crusader and Equity Focus Fund is Highland Capital. Highland Capital, as a registered investment adviser, is the investment adviser for Prospect. The general partner of Highland Capital is Strand Advisors, Inc., a Delaware corporation ("Strand"). The general partner of PCMG is Strand Advisors III, Inc., a Delaware corporation ("Strand III"). The directors and officers of Strand, Strand III and Prospect are identified on Appendix 1 hereto. Mr. Dondero is the President of Strand, Strand III and Prospect and a director of the Issuer. In the aforementioned capacities, each of the foregoing may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the other members of the group.

         The principal business of Highland Capital, Crusader, Prospect, PCMG and Equity Focus Fund is purchasing and holding securities for investment purposes. The principal business of Strand is serving as the general partner of Highland Capital. The principal business of Strand III is serving as the general partner of PCMG. The principal business of Mr. Dondero is serving in the capacities set forth above and on Appendix 1 hereto. The principal business of each director and officer of Strand, Strand III and Prospect is set forth on Appendix 1 hereto.

         (d) and (e) During the past five years, none of the Filing Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

         (f) Highland Capital, PCMG and Equity Focus Fund were organized under the laws of the State of Delaware. Crusader was organized under the laws of Bermuda. Prospect was organized under the laws of the State of Maryland. Mr. Dondero is a citizen on the United States. The citizenship of each director and officer of Strand, Strand III and Prospect is set forth on Appendix 1 hereto.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and restated in its entirety as follows:

         From March 1999 through October 2001, Highland Capital, Crusader and Prospect acquired in the ordinary course of business in secondary market transactions interests in bank loans (the "Loans") made to the Issuer and The Multicare Companies, Inc., an affiliate of the Issuer ("Multicare"). Interests in the Loans were acquired with working capital of Highland Capital, Crusader and Prospect. On June 22, 2000, the Issuer and Multicare each filed voluntary petitions with the U.S. Bankruptcy Court for the District of Delaware to reorganize their respective capital structures under Chapter 11 of the United States Bankruptcy Code. On September 20, 2001, the U.S. Bankruptcy Court for the District of Delaware entered an order approving a certain Debtors' Joint Plan of Reorganization, dated July 6, 2001 (as amended, the "Plan"), subject to certain minor modifications. On October 2, 2001, the effective date of the Plan, the Issuer and its subsidiaries emerged from bankruptcy proceedings under Chapter 11 of the United States Bankruptcy Code. Pursuant to the Plan, Highland Capital, Crusader and Prospect acquired an aggregate of (i) 2,686,056 shares of Common Stock and (ii) shares of Series A Convertible Preferred Stock of the Issuer ("Convertible Preferred Stock") with a conversion price of $20.33 of liquidation preference per share. The Convertible Preferred Stock does not entitle its holder to vote for directors of the Issuer and may be converted at any time, at the option of its holder. In addition, pursuant to the Issuer's 2001 Stock Option Plan, the Issuer granted options ("Options") to purchase 25,000 shares of Common Stock to Mr. Dondero, a member of the new Board of Directors of the Issuer appointed pursuant to the Plan. Mr. Dondero and Highland Capital have an understanding pursuant to which Mr. Dondero holds the Options for the benefit of Highland Capital.

         In February 2002, Mr. Dondero acquired 98,300 shares of Common Stock for an aggregate purchase price of approximately $1,471,853 using personal funds, which shares are held by a trust for which Mr. Dondero is the sole grantor and trustee. In March 2002, PCMG acquired 41,100 shares of Common Stock for an aggregate purchase price of approximately $682,094 using working capital. In September 2002 and November 2002, Highland Capital transferred 1,040,826 and 411,608 shares of Common Stock, respectively, to Equity Focus Fund. In November 2002, Crusader acquired 85,000 shares of Common Stock for an aggregate purchase price of approximately $1,433,529 using working capital. In December 2002, Crusader acquired 43,000 shares of Common Stock for an aggregate purchase price of approximately $737,013 using working capital.

         In August 2003, Crusader acquired 31,000 shares of Common Stock for an aggregate purchase price of approximately $723,850 using working capital. In October 2003, Equity Focus Fund acquired 100,000 shares of Common Stock for an aggregate purchase price of approximately $2,563,650 using working capital. In November 2003, Equity Focus Fund acquired 188,000 shares of Common Stock for an aggregate purchase price of approximately $5,654,104 using working capital. In December 2003, (i) Equity Focus Fund acquired 700,000 shares of Common Stock for an aggregate purchase price of approximately $13,577,864 using working capital,
(ii) Crusader acquired 145,000 shares of Common Stock for an aggregate purchase price of approximately $1,798,250 using working capital and (iii) Crusader and Prospect acquired 262,664 and 24,882 shares of Common Stock, respectively, upon the Issuer's conversion of all of its outstanding shares of Convertible Preferred Stock.

         In January 2004, Crusader acquired 500,000 shares of Common Stock for an aggregate purchase price of approximately $11,500,000 using working capital. In March 2004, Crusader acquired 174,492 shares of Common Stock for an aggregate purchase price of approximately $4,202,558 using working capital.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) As of June 17, 2004, the Filing Persons may be deemed to beneficially own an aggregate of 5,180,342 shares of Common Stock, representing approximately 11.8% of the outstanding shares of Common Stock as of May 11, 2004 (based on 43,672,853 shares of Common Stock reported as outstanding in the Issuer's Quarterly Report on Form 10-Q for its quarterly period ended March 31,
2004).

         (b)                                                     Sole              Shared            Sole               Shared
                                                                Voting             Voting         Dispositive         Dispositive
                                                                Power              Power             Power               Power
                                                              ----------         ----------       ------------        -----------
     Highland Capital Management, L.P.                           100,848(1)           0                100,848(1)          0
     Highland Crusader Offshore Partners, L.P.                 2,235,004              0              2,235,004             0
     Prospect Street High Income Portfolio, Inc.                 264,656              0                264,656             0
     Highland Equity Focus Fund, L.P.                          2,440,434              0              2,440,434             0
     PCMG Trading Partners XXIII, L.P.                            41,100              0                 41,100             0
     James Dondero (2)                                         5,180,342              0              5,180,342             0

----------

     (1) Includes (i) 41,537 shares of Common Stock held directly by Highland Capital, (ii) 46,960 Options held by Mr. Dondero, (iii) 9,318 shares of Common Stock held in accounts for which Highland Capital has investment discretion and (iv) 3,033 shares of restricted Common Stock held by Mr. Dondero. The Options and shares of restricted Common Stock were granted to Mr. Dondero pursuant to the Issuer's 2001 Stock Option Plan, and Mr. Dondero and Highland Capital have an understanding pursuant to which Mr. Dondero holds such securities for the benefit of Highland Capital.

     (2) Includes (i) 98,300 shares of Common Stock held by a trust for which Mr. Dondero is the sole grantor and trustee and (ii) an aggregate of 5,082,042 shares of Common Stock that may be beneficially owned by Highland Capital, Crusader, Prospect, Equity Focus Fund and PCMG. Because of the relationships described herein, Mr. Dondero may be deemed the indirect beneficial owner of the shares of Common Stock that may be beneficially owned by Highland Capital, Crusader, Prospect, Equity Focus Fund and PCMG, and Mr. Dondero disclaims beneficial ownership of all such shares of Common Stock.

         (c) Except as otherwise described herein, no transactions in the shares of Common Stock have been effected by the Filing Persons, or to their knowledge any of the persons listed on Appendix 1 hereto, during the past sixty days.

         Effective December 16, 2003, the Issuer exercised its right to convert all of its outstanding shares of Convertible Preferred Stock into shares of Common Stock. As a result of the conversion, all outstanding shares of Convertible Preferred Stock held by the Filing Persons were converted into an aggregate of 287,546 shares of Common Stock, of which (i) 262,664 shares were issued to Crusader and (ii) 24,882 shares were issued to Prospect.

         Crusader acquired 819,492 shares of Common Stock in the open market on the following dates and at the following prices:

 Date of Purchase       Price Per Share      Shares Purchased
 ----------------       ---------------      ----------------
    12/23/2003               18.85                     20,000
    12/24/2003               18.95                     75,000
    12/26/2003               18.80                     50,000
    1/23/2004                23.00                    500,000
    3/18/2004                23.96                    100,000
    3/19/2004               24.2517                    74,492

         Equity Focus Fund acquired 52,500 shares of Common Stock in the open market on the following date and at the following price:

 Date of Purchase       Price Per Share      Shares Purchased
 ----------------       ---------------      ----------------
    12/15/2003              19.3976               52,500

         On June 15, 2004, the Issuer granted 3,033 shares of restricted Common Stock to Mr. Dondero pursuant to the Issuer's 2001 Stock Option Plan.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby supplemented as follows:

         In October 2002 and October 2003, the Issuer granted Options to Mr. Dondero to purchase 2,500 shares of Common Stock. On December 1, 2003, the Issuer completed a spin-off of its Genesis HealthCare Corporation subsidiary (the "Spin-Off"). In connection with the Spin-Off, the Issuer's Board of Directors adjusted the terms of all Options outstanding immediately prior to the Spin-Off in order to protect the holders thereof from dilution caused as a result of the Spin-Off. As a result of the adjustment, the 30,000 Options held by Mr. Dondero immediately prior to the Spin-Off were adjusted to 46,960 Options.

         Under the Issuer's 2001 Stock Option Plan, the Issuer granted 3,033 shares of restricted Common Stock to Mr. Dondero on June 15, 2004. Mr. Dondero and Highland Capital have an understanding pursuant to which Mr. Dondero holds such shares for the benefit of Highland Capital.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended and restated in its entirety as follows:

         Exhibit 1 Joint Filing Agreement, dated as of June 18, 2004, entered into by and among Highland Capital, Crusader, Prospect, PCMG, Equity Focus Fund and Mr. Dondero.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 18, 2004

                  HIGHLAND CAPITAL MANAGEMENT, L.P.

                  By:    Strand Advisors, Inc., its general partner

                         By:        /s/ James Dondero
                                  ----------------------------------------------
                         Name:    James Dondero
                         Title:   President

                  HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

                  By:    Highland Capital Management, L.P., its general partner
                  By:    Strand Advisors, Inc., its general partner

                         By:        /s/ James Dondero
                                  ----------------------------------------------
                         Name:    James Dondero
                         Title:   President

                  PROSPECT STREET HIGH INCOME PORTFOLIO, INC.

                  By:        /s/ James Dondero
                           -----------------------------------------------------
                  Name:    James Dondero
                  Title:   President

                  HIGHLAND EQUITY FOCUS FUND, L.P.

                  By:    Highland Capital Management, L.P., its general partner
                  By:    Strand Advisors, Inc., its general partner

                         By:        /s/ James Dondero
                                  ----------------------------------------------
                         Name:    James Dondero
                         Title:   President

                  PCMG TRADING PARTNERS XXIII, L.P.

                  By:    Strand Advisors III, Inc., its general partner

                         By:        /s/ James Dondero
                                  ----------------------------------------------
                         Name:    James Dondero
                         Title:   President

                    /s/ James Dondero
                  --------------------------------------------------------------
                  JAMES DONDERO

                                   APPENDIX 1

                    Appendix 1 is hereby amended as follows:

         The name of each director and officer of Strand, Strand III and Prospect is set forth below. The business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240, unless otherwise noted. Each person is a citizen of the United States of America unless otherwise noted. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.


                                                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                      NAME                                           AND BUSINESS ADDRESS (IF APPLICABLE)
--------------------------------------------------    -------------------------------------------------------------------

PROSPECT STREET HIGH INCOME PORTFOLIO, INC.

James Dondero, Director                               President
Mark Okada                                            Executive Vice President
R. Joseph Daugherty                                   Senior Vice President
M. Jason Blackburn                                    Secretary and Treasurer
Timothy Hui, Director                                 Director of Learning Resources of the Pennsylvania Biblical
                                                            University, 48 Willow Green Drive, Churchville, PA 18966.
Scott Kavanaugh, Director                             Director, Executive Vice President and Treasurer of Commercial
                                                            Capital, One Venture, Ste. 300, E. Irvine, CA 92618.
James Leary, Director                                 Managing Director of Benefit Capital, 2006 Peakwood Drive,
                                                            Garland, Texas 75044.
Bryan Ward, Director                                  Special Projects Advisor and Information Technology Consultant
                                                            for Accenture, 3625 Rosedale, Dallas, Texas 75205.

STRAND ADVISORS, INC.

James Dondero, Director                               President
Mark Okada                                            Executive Vice President
Raymond J. Dougherty                                  Vice President
Todd A. Travers                                       Secretary

STRAND ADVISORS III, INC.

James Dondero, Director                               President
Mark Okada                                            Executive Vice President
Todd A. Travers                                       Secretary

                                    EXHIBITS

Exhibit 1 Joint Filing Agreement, dated as of June 18, 2004, entered into by and among Highland Capital, Crusader, Prospect, PCMG,
                  Equity Focus Fund and Mr. Dondero.